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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
           TENDER U.S. OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 17


                      Empresa Nacional de Electricidad S.A.
                            (Name of Subject Company)

                        Duke Energy International, L.L.C.
                             Duke Energy Corporation
                                    (Bidders)


   Common Stock, no par value
   (including that represented by
   American Depositary Shares)                          29244T101
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)


                              Carol Graebner, Esq.
                                 General Counsel
                        Duke Energy International, L.L.C.
                              5400 Westheimer Court
                            Houston, Texas 77056-5310
                            Telephone: (713) 627-6542
                            Facsimile: (713) 627-5219
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                       ----------------------------------

                                    Copy to:

                            Frederick S. Green, Esq.
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007



                         (Continued on following pages)
                                 (Page 1 of 14)

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 1     NAME OF REPORTING PERSONS:     Duke Energy International, L.L.C.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-2051206
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
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 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        OO
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 1     NAME OF REPORTING PERSONS:     Duke Energy Global Asset Development, Inc.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      88-0366429
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Navada
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Services, Inc.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      48-0650320
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     PanEnergy Corp.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      74-2150460
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Capital Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      51-0282142
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                BK, WC,OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-0205520
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                N/A
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of North Carolina
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
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         This Amendment No. 17 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 25, 1999, as amended, by Duke Energy International, L.L.C., a Delaware limited liability company (the "BIDDER") and a wholly-owned, indirect subsidiary of Duke Energy Corporation, a North Carolina corporation ("DUKE"), with respect to the offer by Bidder to purchase for cash up to 501,947,400 shares of Common Stock, no par value (the "SHARES"), of Empresa Nacional de Electricidad S.A. (the "COMPANY"), a publicly traded stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, including Shares represented by American Depositary Shares, each representing 30 Shares and evidenced by American Depositary Receipts.


ITEM 10. ADDITIONAL INFORMATION.

         (f) At a meeting of the Company's shareholders held on April 8, 1999 (the "Shareholder Meeting"), the shareholders of the Company approved the Bylaw Amendments which increase the percentage of Shares that a single shareholder (or group of shareholders) may beneficially own and vote in the Company from 26% to 65% of the outstanding Shares of the Company.

         Following the Shareholder Meeting, Duke announced that, provided the other conditions to the Offers are satisfied or modified, it will hold the Chilean Auction (or remate) on April 22, 1999. The Chilean Auction will be conducted on the Bolsa Electronica de Chile, the Chilean Electronic Stock Exchange, and not on the Santiago Stock Exchange as previously stated.

         The Expiration Date of the U.S. Offer, which was scheduled for 12:00 midnight, New York City time, on Friday, April 9, 1999, is hereby extended to 12:00 midnight, New York City time, on Friday, April 23, 1999, unless the U.S. Offer is further extended. A copy of a press release issued by Duke on April 8, 1999 announcing, inter alia, the extension of the Expiration Date is filed as Exhibit (a)(47) to this Schedule 14D-1 and is incorporated herein by reference.

         Based on information provided by the receiving agents for the Offers, as of midnight on April 7, 1999, approximately 30 million Shares, including those represented by ADSs, had been tendered pursuant to the U.S. Offer. An additional 273 million Shares had been tendered pursuant to the Chilean Offer.


ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                             DESCRIPTION
--------------                             -----------

Exhibit (a)(47)     Press release issued by Duke, dated April 8, 1999,
                    announcing the results of the meeting of the Company's shareholders, setting forth the date of the Chilean Auction and announcing the extension of the Expiration Date of the U.S. Offer.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1999

                             DUKE ENERGY INTERNATIONAL, L.L.C.

                             By: BRUCE A. WILLIAMSON
                                 ------------------------------------------
                                 Name: Bruce A. Williamson
                                 Title: President and Chief Executive
                                        Officer


                             DUKE ENERGY CORPORATION
                             DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.
                             DUKE ENERGY SERVICES, INC.
                             PANENERGY CORP.
                             DUKE CAPITAL CORPORATION

                             By: BRUCE A. WILLIAMSON
                                 ------------------------------------------
                                 Name: Bruce A. Williamson
                                 Title: Authorized person

                                  EXHIBIT INDEX


EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------

Exhibit (a)(47)     Press release issued by Duke, dated April 8, 1999,
                    announcing the results of the meeting of the Company's shareholders, setting forth the date of the Chilean Auction and announcing the extension of the Expiration Date of the U.S. Offer.